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                         February 10, 2021

       Andrew Dudum
       Chief Executive Officer
       Hims & Hers Health, Inc.
       2269 Chestnut Street, #523
       San Francisco, California 94123

                                                        Re: Hims & Hers Health,
Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed February 5,
2021
                                                            File No. 333-252814

       Dear Mr. Dudum:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Abby
Adams at (202) 551-6902 with any questions.




                         Sincerely,


                         Division of Corporation Finance

                         Office of Life Sciences
       cc:                                              Jeffrey R. Vetter, Esq.